

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2014

Via E-mail
Mr. John Robertson
President
Reg Technologies Inc.
Suite 240 – 11780 Hammersmith Way
Richmond, British Columbia V7A5E9, Canada

> **Re:** **Reg Technologies Inc.**
> **Form 20-F for the Fiscal Year Ended April 30, 2013**
> **Filed August 29, 2013**
> **File No. 000-24342**

Dear Mr. Robertson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended April 30, 2013

Investment in associates, page F-7

1.   We have reviewed your response to comment 1. Please tell us whether the debt owed by REGI US to you is convertible, and if so, at what ratio. If not, please tell us how you determined that this debt established significant influence, and what accounting literature you relied upon.

2.   We reissue the last part of comment 1. For any investments where you have discontinued recognition of your share of losses of an associate, please provide us with the amounts of such unrecognized share of losses, both for the period and cumulatively, and revise your disclosure in future filings to include this.

8. Equity Accounted Investees and Related Party Transactions, page F-23

3.   We note your response to comment 2. Please provide us with additional details to support your conclusion that the receivable from REGI US is fully collectible, as follows:

- Please tell us the amounts of funds REGI US has been able to raise in equity issuances in each of the past 3 years;
- Please provide a rollforward of the balance due from REGI US for the past 3 years, showing the gross amounts repaid by REGI US in each year;
- Please tell us the amounts you have been able to raise in private placements in each of the past 3 years specifically due to the RadMax Engine Technology;
- Please provide us with details of the substantial financing plans of REGI US, and tell us about the certainty of each; and
- Please tell us what additional sources of cash financing are available to REGI US, and how you determined that REGI US has the ability to issue common shares to settle the fair value of the debt outstanding.

Minewest, page F-23

4.   We have reviewed your response to comment 3. Please clarify whether you still have control over the Minewest shares to be distributed to your shareholders, and if so, how you determined you no longer control Minewest. Please tell us whether the current fair value of the Minewest shares continues to be $.10/share, and if so, how you came to that determination. If not, please tell us why you have not adjusted the value of the shares held for distribution.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief